SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WELLS REAL ESTATE INVESTMENT TRUST, INC.

(Name of Subject Company)

MADISON INVESTMENT TRUST SERIES 79, MADISON LIQUIDITY INVESTORS, LLC, AND MADISON

CAPITAL MANAGEMENT, LLC

(Bidders)

SHARES OF COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

None or unknown

(CUSIP Number of Class of Securities)

Copy to:

Rick Grove	David A. Sirignano
Madison Capital Management	Morgan, Lewis & Bockius LLP
6143 S Willow Drive, Suite 200	1111 Pennsylvania Avenue, NW
Greenwood Village, CO 80111	Washington, D.C. 20004
Tel: 303 957 2050	Tel: 202.739.5420
Fax: 303 957 2010	Fax: 202.739.3001

(Name, Address, and Telephone Number of

Person Authorized to Receive Notices and

Communications on Behalf of Bidders)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$186,400,000	$5,722.48

*	For purposes of calculating the filing fee only. Assumes the purchase of 23,300,000 Shares at a purchase price equal to $8.00 per Share in cash.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,722.48

Form or Registration Number: SC TO-T

Filing Party: Madison Liquidity Investors, LLC

Date Filed: February 27, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Madison Investment Trust Series 79 (the “Purchaser”) to purchase up to 23,300,000 shares of common stock (the “Shares”) in Wells Real Estate Investment Trust, Inc. (the “Corporation”), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit (a)(1) to the Schedule TO (the “Offer to Purchase”).

The Offer to Purchase is hereby amended and supplemented with the following changes to the Offer to Purchase:

NET OFFER PRICE

The Offer to Purchase provides that the Purchase Price is $8.00 per share, less the amount of any dividends declared or made with respect to the Shares between February 27, 2007 and the Expiration Date. The Corporation recently declared a dividend in the amount of $0.1467 per share. Thus, the Offer Price is effectively $7.8533 per share.

ESTABLISHMENT OF THE OFFER PRICE

The Section of the Offer entitled “Establishment of the Offer Price” is amended to state that the Purchaser applied an approximate 10.4% discount to the Corporation’s estimate of the Net Asset Value of the Shares. The Purchaser used a 10.4% discount because such a discount would meet the return targets of its investors, but nevertheless result in a significant number of shareholders choosing to sell.

TENDER OFFER

2.	Acceptance for Payment and Payment for Shares; Proration.

Section 2 is amended to add the following sentence: “Based upon the Purchaser’s experience, confirmation will generally occur approximately 10 days after the transfer agent’s receipt of the documentation described in the instructions provided with the Letter of Transmittal.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2007

Madison Investment Trust Series 79

By:	/s/ John Gordon
John Gordon, Executive Vice President of Manager of filing person

Madison Capital Management, LLC

By:	/s/ John Gordon
John Gordon, Executive Vice President of Manager of filing person

Madison Liquidity Investors, LLC

By:	/s/ John Gordon
John Gordon, Executive Vice President of Manager of filing person